UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomas R. McDaniel
   18101 Von Karman Avenue, Suite 1700
   CA, Irvine 92715-1007
2. Issuer Name and Ticker or Trading Symbol
   Edison International (EIX)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/2/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, Pres. and CEO, Edison Mission Energy; CEO, Edison Capital
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |12/31/|      |M   | |2516              |A  |           |                   |D     |                           |
                    | 2002 |      |2   | |                  |   |           |                   |      |                           |
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Common Stock        |12/31/|      |D   | |1258              |D  |$11.715    |10328              |D     |                           |
                    | 2002 |      |3   | |                  |   |           |                   |      |                           |
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Common Stock        |      |      |    | |                  |   |           |272.88             |I     |by Daughter                |
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Common Stock        |      |      |    | |                  |   |           |1259               |I     |by Family Trust            |
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Common Stock        |      |      |    | |                  |   |           |269.75             |I     |by Son                     |
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Common Stock        |      |      |    | |                  |   |           |10947.9385         |I     |by SSPP Trust 4            |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Stock Equival|1-for-1 |12/31/ |      |D   | |160.6763   |D  |5    |8/8/2|Common Stock|160.676|       |71378.8849  |D  |            |
ent Units    |        |2002   |      |    | |           |   |     |003  |            |3      |       |            |   |            |
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Performance S|1 for 1 |12/31/ |      |M   | |2516       |D  |12/31|12/31|Common Stock|2516   |       |0           |D  |            |
hares        |        |2002   |      |2   | |           |   |/02 6|/02 6|            |       |       |            |   |            |
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Non-Qualified|$12.29  |1/2/ 20|      |A   | |102246     |A  |7    |1/2/1|Common Stock|102246 |       |102246      |D  |            |
 Stock Option|        |03     |      |    | |           |   |     |3    |            |       |       |            |   |            |
 (right to bu|        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
y)           |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|
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Explanation of Responses:
1. Subsidiaries of Edison International.
2. Pursuant to the terms of the Performance Shares, this transaction was an automatic, scheduled payment.  Only a portion of the shares were actually paid with shares of Edison International Common Stock, while a portion of the shares were payable in cash
 only.
3. This transaction is the portion of the Performance Shares that was payable in cash only.
4. The holdings reported herein are as of the statement date of this report, and include transactions pursuant to Southern California Edison Company's Stock
Savings Plus Plan exempt from reporting under Section 16(a).
5. Of the total 71,886 stock equivalent units ("SEUs") originally granted, 54,
381 were vested on August 8, 2000, 6,750 vests in two equal annual installments beginning on January 2, 2001, and 10,755 vests in three equal annual installments beginning on Ja
nuary 2, 2001.  Additional SEUs acquired pursuant to dividend reinvestment and exempt from reporting are subject to the same vesting schedule.  Vested SEUs may be converted to cash by the reporting person after August 8, 2001, the receipt of most of which
6. The original grant of Performance Shares provided that one-half of the
Performance Shares would be paid on 12/31/01, and one-half would be paid on
12/31/02.
7. The options vest in four equal annual installments beginning on January 2,
2004.
SIGNATURE OF REPORTING PERSON
Thomas R. McDaniel
Thomas R. McDaniel